UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41843

Next.e.GO N.V.

(Registrant’s name)

c/o Next.e.GO Mobile SE

Lilienthalstraße 1

52068 Aachen, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024

Next.e.GO N.V.

By:	/s/ Eelco van der Leij
Name: Eelco van der Leij Title: Executive Director

e.GO – Suspension Of Trading

AACHEN, GERMANY– April 29, 2024 - Next.e.GO N.V. (NASDAQ:EGOX) (the “Company”) earlier today disclosed that it withdrew its appeal against the determination of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) to delist the Company’s securities. The Company has been informed by Nasdaq’s Listing Qualifications Department that as a result of the Company withdrawing its appeal, trading in its ordinary shares on Nasdaq will be suspended at the open of business on May 1, 2024. The Company was also informed by Nasdaq that Nasdaq will file a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission when all internal procedural periods have run.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Forward-Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future, including those that relate to the Company’s share price and good standing with Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts

For Investors:

Timo Wamig

ir@e-go-mobile.com